FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, July 31, 2014

SECOND QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted. The financial results are reported under International Financial Reporting Standards, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $363.7 million in the second quarter of 2014 ($16.15 per diluted share after payment of preferred share dividends) compared to a net loss of $157.8 million in the second quarter of 2013 ($8.55 net loss per diluted share after payment of preferred share dividends), reflecting net gains on its investment portfolio and improved underwriting results. Book value per basic share increased to $386.77 at June 30, 2014 from $339.00 at December 31, 2013 (an increase of 17.1% adjusted for the $10 per common share dividend paid in the first quarter of 2014).

"Our companies had excellent underwriting performance in the second quarter and the first half of 2014 with consolidated combined ratios of 92.7% and 92.8% respectively. All of our major insurance companies again had combined ratios less than 100% in the quarter with OdysseyRe at 88.6% and Zenith at 89.8%. We also realized gains from our equity and equity-related investments of $320 million in the quarter," said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. "We are maintaining our defensive equity hedges as we remain concerned about the financial markets and the economic outlook. We continue to be soundly financed, with quarter-end cash and marketable securities in the holding company in excess of $1.1 billion."

Highlights in the second quarter of 2014 (with comparisons to the second quarter of 2013 except as otherwise noted) included the following:

•
The combined ratio of the insurance and reinsurance operations was 92.7% on a consolidated basis, producing an underwriting profit of $110.0 million, compared to a combined ratio and underwriting profit of 94.2% and $83.9 million respectively in 2013.

•
Net premiums written by the insurance and reinsurance operations increased by 4.4% adjusted for the timing of crop insurance premiums written by OdysseyRe (the majority of those premiums were recognized in the second quarter of 2014, whereas such premiums were recognized in the third quarter of 2013).

•
The insurance and reinsurance operations produced operating income (excluding net gains or losses on investments) of $202.2 million compared to $187.5 million in 2013, primarily as a result of improved underwriting, partially offset by a lower share of profit of associates.

•
Interest and dividend income of $120.1 million increased from $112.1 million in 2013, primarily because of lower total return swap costs and a modest increase in investment income earned. As of June 30, 2014, subsidiary cash and short term investments accounted for 27.5% of the company's portfolio investments. Interest income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $5,139.8 million at June 30, 2014 and $4,942.2 million at June 30, 2013).

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

•	Net investment gains of $409.0 million in 2014 (net investment losses of $415.7 million in 2013) consisted of the following:

	Second quarter of 2014
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	320.2	27.8	348.0
Equity hedges	2.8	(190.5)	(187.7)
Equity and equity-related investments after equity hedges	323.0	(162.7)	160.3
Bonds	(3.9)	381.4	377.5
CPI-linked derivatives	—	(62.7)	(62.7)
Other	12.3	(78.4)	(66.1)
	331.4	77.6	409.0

	First six months of 2014
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	713.3	268.4	981.7
Equity hedges	13.0	(272.2)	(259.2)
Equity and equity-related investments after equity hedges	726.3	(3.8)	722.5
Bonds	0.7	855.8	856.5
CPI-linked derivatives	—	(84.6)	(84.6)
Other	(5.7)	(73.6)	(79.3)
	721.3	693.8	1,415.1

•
The company held $1,143.5 million of cash, short term investments and marketable securities at the holding company level ($1,102.4 million net of short sale and derivative obligations) at June 30, 2014, compared to $1,296.7 million ($1,241.6 million net of short sale and derivative obligations) at December 31, 2013.

•	The company's total debt to total capital ratio was 24.7% at June 30, 2014, compared to 26.1% at December 31, 2013.

•	At June 30, 2014, common shareholders' equity was $8,194.1 million, or $386.77 per basic share, compared to $7,186.7 million, or $339.00 per basic share, at December 31, 2013.

Fairfax holds significant investments in equity and equity-related securities. In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure. At June 30, 2014, equity hedges represented approximately 85% of the company's equity and equity-related holdings. The hedge ratio decreased from approximately 98% at December 31, 2013 because of the increase in market value of the company's equity and equity-related holdings. The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.
There were 21.2 and 20.2 million weighted average shares outstanding during the second quarters of 2014 and 2013 respectively. At June 30, 2014, there were 21,186,200 common shares effectively outstanding.

Summarized (without notes) interim consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed second quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its second quarter results at 8:30 a.m. Eastern time on Friday, August 1, 2014. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, August 15, 2014. The replay may be accessed at 1 (888) 293-8912 (Canada or U.S.) or 1 (203) 369-3023 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at June 30, 2014 and December 31, 2013
(unaudited - US$ millions)

	June 30, 2014	December 31, 2013
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $122.3; December 31, 2013 – $124.4)	1,143.5	1,296.7
Insurance contract receivables	2,332.1	2,017.0
	3,475.6	3,313.7
Portfolio investments
Subsidiary cash and short term investments	6,842.9	7,445.7
Bonds (cost $9,293.4; December 31, 2013 – $9,190.0)	10,482.8	9,550.5
Preferred stocks (cost $535.9; December 31, 2013 – $565.1)	547.1	541.8
Common stocks (cost $4,039.6; December 31, 2013 – $3,305.5)	4,765.3	3,835.7
Investments in associates (fair value $2,285.3; December 31, 2013 – $1,815.0)	1,849.4	1,432.5
Derivatives and other invested assets (cost $740.2; December 31, 2013 – $667.8)	183.9	224.2
Assets pledged for short sale and derivative obligations (cost $726.3; December 31, 2013 – $829.3)	790.2	802.9
	25,461.6	23,833.3

Deferred premium acquisition costs	512.2	462.4
Recoverable from reinsurers (including recoverables on paid losses – $376.9; December 31, 2013 – $353.3)	4,936.8	4,974.7
Deferred income taxes	581.4	1,015.0
Goodwill and intangible assets	1,392.5	1,311.8
Other assets	1,121.7	1,047.9
	37,481.8	35,958.8

Liabilities
Subsidiary indebtedness	63.9	25.8
Accounts payable and accrued liabilities	2,100.9	1,800.4
Income taxes payable	91.7	80.1
Short sale and derivative obligations (including at the holding company – $41.1; December 31, 2013 – $55.1)	319.6	268.4
Funds withheld payable to reinsurers	460.0	461.2
	3,036.1	2,635.9
Insurance contract liabilities	21,915.7	21,893.7
Long term debt	3,045.7	2,968.7
	24,961.4	24,862.4

Equity
Common shareholders’ equity	8,194.1	7,186.7
Preferred stock	1,166.4	1,166.4
Shareholders’ equity attributable to shareholders of Fairfax	9,360.5	8,353.1
Non-controlling interests	123.8	107.4
Total equity	9,484.3	8,460.5
	37,481.8	35,958.8

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2014 and 2013
(unaudited - US$ millions except per share amounts)

	Second quarter		First six months
	2014	2013	2014	2013
Revenue
Gross premiums written	1,936.2	1,705.6	3,836.9	3,597.4
Net premiums written	1,645.4	1,430.1	3,257.8	3,035.8

Gross premiums earned	1,826.2	1,727.1	3,541.1	3,488.3
Premiums ceded to reinsurers	(294.0)	(281.6)	(571.2)	(580.0)
Net premiums earned	1,532.2	1,445.5	2,969.9	2,908.3
Interest and dividends	120.1	112.1	210.6	211.6
Share of profit of associates	0.8	27.4	43.4	46.1
Net gains (losses) on investments	409.0	(415.7)	1,415.1	(406.3)
Other revenue	345.4	186.5	651.0	380.7
	2,407.5	1,355.8	5,290.0	3,140.4
Expenses
Losses on claims, gross	1,126.1	1,156.1	2,219.3	2,329.2
Losses on claims ceded to reinsurers	(161.9)	(245.6)	(378.9)	(515.2)
Losses on claims, net	964.2	910.5	1,840.4	1,814.0
Operating expenses	301.7	287.3	601.8	571.7
Commissions, net	239.7	234.8	479.5	475.0
Interest expense	51.0	53.2	100.8	106.5
Other expenses	327.7	177.2	625.0	368.3
	1,884.3	1,663.0	3,647.5	3,335.5
Earnings (loss) before income taxes	523.2	(307.2)	1,642.5	(195.1)
Provision for (recovery of) income taxes	156.8	(150.3)	491.1	(201.5)
Net earnings (loss)	366.4	(156.9)	1,151.4	6.4

Attributable to:
Shareholders of Fairfax	363.7	(157.8)	1,148.3	3.8
Non-controlling interests	2.7	0.9	3.1	2.6
	366.4	(156.9)	1,151.4	6.4

Net earnings (loss) per share	$16.47	$(8.55)	$52.82	$(1.32)
Net earnings (loss) per diluted share	$16.15	$(8.55)	$51.84	$(1.32)
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	21,186	20,234	21,189	20,239

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2014 and 2013
(unaudited - US$ millions)

	Second quarter		First six months
	2014	2013	2014	2013

Net earnings (loss)	366.4	(156.9)	1,151.4	6.4

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	89.0	(105.3)	46.4	(175.8)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	(50.0)	55.5	3.6	86.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(6.2)	(10.9)	0.3	(19.5)
	32.8	(60.7)	50.3	(108.7)
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	4.5	0.4	63.9	2.6
Change in gains (losses) on defined benefit plans	(1.3)	0.9	(1.3)	0.9
	3.2	1.3	62.6	3.5

Other comprehensive income (loss), net of income taxes	36.0	(59.4)	112.9	(105.2)
Comprehensive income (loss)	402.4	(216.3)	1,264.3	(98.8)

Attributable to:
Shareholders of Fairfax	399.8	(213.7)	1,260.3	(97.4)
Non-controlling interests	2.6	(2.6)	4.0	(1.4)
	402.4	(216.3)	1,264.3	(98.8)

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations (excluding Runoff) in the second quarters and first six months of 2014 and 2013 were:

Net Premiums Written

	Second quarter		First six months
	2014	2013	2014	2013
Insurance - Canada (Northbridge)	292.4	304.4	485.1	552.0
- U.S. (Crum & Forster and Zenith National)	498.0	441.2	1,125.3	1,018.4
- Asia (Fairfax Asia)	69.2	60.3	172.4	136.4
Reinsurance - OdysseyRe	673.8	501.7	1,246.3	1,105.7
Insurance and Reinsurance - Other	103.0	122.4	218.8	223.3
Insurance and reinsurance operations	1,636.4	1,430.0	3,247.9	3,035.8

Net Premiums Earned

	Second quarter		First six months
	2014	2013	2014	2013
Insurance - Canada (Northbridge)	233.7	243.1	459.7	488.8
- U.S. (Crum & Forster and Zenith National)	497.9	473.8	979.7	942.6
- Asia (Fairfax Asia)	68.7	62.4	144.1	117.3
Reinsurance - OdysseyRe	619.8	556.2	1,142.5	1,112.7
Insurance and Reinsurance - Other	94.1	109.0	190.9	215.3
Insurance and reinsurance operations	1,514.2	1,444.5	2,916.9	2,876.7

Combined ratios of the insurance and reinsurance operations (excluding Runoff) in the second quarters and first six months of 2014 and 2013 were:

	Second quarter		First six months
	2014	2013	2014	2013
Insurance - Canada (Northbridge)	95.3%	100.4%	97.5%	100.4%
- U.S. (Crum & Forster and Zenith National)	95.6%	99.8%	96.1%	101.5%
- Asia (Fairfax Asia)	93.4%	90.7%	93.6%	90.9%
Reinsurance - OdysseyRe	88.6%	85.9%	87.3%	84.4%
Insurance and Reinsurance - Other	97.8%	100.2%	97.7%	99.3%
Insurance and reinsurance operations	92.7%	94.2%	92.8%	94.1%